FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended, as filed with the Spanish Mercantile Register on November 15, 2004.

2	By-laws (Estatutos) of Banco Santander Central Hispano, S.A., as amended (English translation).

Back to Contents

E S T A T U T O S

D E

B A N C O  S A N T A N D E R
C E N T R A L  H I S P A N O,  S. A.

Sociedad Anónima fundada en 1.857

S A N T A N D E R

Título I

DENOMINACIÓN, DOMICILIO Y DURACIÓN DE LA SOCIEDAD

Artículo 1.- La Sociedad se denomina “BANCO SANTANDER CENTRAL HISPANO, S.A.”. Esta Sociedad Anónima fue fundada en la ciudad de su nombre mediante escritura pública otorgada el tres de marzo de 1856 ante el Escribano don José Dou Martínez, ratificada y parcialmente modificada por otra de fecha veintiuno de marzo del siguiente año 1857 ante el Escribano de la misma capital don José María Olarán, habiendo iniciado sus operaciones el día veinte de agosto de 1857.

Al promulgarse en fecha diecinueve de marzo de 1.874 el Decreto-Ley en cuya virtud se estableció en España la circulación fiduciaria única, caducando entonces en su consecuencia el privilegio de emitir papel moneda que tuvo y que ejercitó desde la fecha en que había iniciado sus operaciones, el Banco se transformó en Sociedad Anónima de Crédito con arreglo a lo dispuesto en la Ley de 19 de octubre de 1869, la cual se hizo cargo del Activo y Pasivo del que hasta entonces había sido Banco de emisión, todo lo cual quedó solemnizado mediante escritura pública otorgada el 14 de enero de 1875 ante el Notario de Santander don Ignacio Pérez, la cual quedó inscrita en el Libro de Registro de Comercio de la Sección de Fomento del Gobierno de la Provincia de Santander.

Desde la última mencionada fecha el Banco ha continuado sus actividades sin interrupción a través de diferentes modificaciones estatutarias, inscritas todas ellas en el Registro Mercantil de Santander, siendo de resaltar como acontecimiento especialmente relevante su fusión con Banco Central Hispanoamericano, S.A., acordada por las Juntas Generales de ambas entidades el día seis de marzo de 1999, rigiéndose en lo sucesivo por los presentes Estatutos, por la Ley de Sociedades Anónimas y demás disposiciones legales concordantes o complementarias que en cada momento le fueran aplicables.

Artículo 2.- El Banco tiene su domicilio social en la ciudad de Santander, Paseo de Pereda, números 9 al 12, el cual podrá ser cambiado dentro de la misma población por simple acuerdo del Consejo de Administración.

Artículo 3.- La duración de la Sociedad será por tiempo indefinido.

Título II
CAPITAL SOCIAL

Artículo 4.- El capital social es de 3.127.148.289,5 euros, representado por 6.254.296.579 acciones, de cincuenta céntimos de euro de valor nominal cada una, todas las cuales son de la misma clase y serie y están emitidas y totalmente desembolsadas.

En los términos establecidos en la Ley de Sociedades Anónimas, y salvo en los casos en ella previstos, el accionista tendrá, como mínimo, los siguientes derechos:

a)	El de participar en el reparto de las ganancias sociales y en el patrimonio resultante de la liquidación.

b)	El de suscripción preferente en la emisión de nuevas acciones o de obligaciones convertibles en acciones.

c)	El de asistir y votar en las Juntas generales y el de impugnar los acuerdos sociales.

d)	El de información.

La Sociedad, en la forma que regulen las disposiciones legales y administrativas, no reconocerá el ejercicio de los derechos políticos derivados de su participación a aquéllos que, infringiendo normas jurídicas imperativas, del tipo y grado que sean, adquieran acciones de ella. De igual modo, la Sociedad hará publica, en la forma que se determine por normas de tal índole, la participación de los socios en su capital, cuando se den las circunstancias exigibles para ello.

En cuanto a las acciones sin voto que puedan llegar a emitirse, se regirán además y específicamente por lo dispuesto en los artículos 90 y siguientes de la Ley de Sociedades Anónimas.

En los casos de reducción del Capital se podrá utilizar el procedimiento previsto en el artículo 170.3 de la Ley de Sociedades Anónimas.

Artículo 5.- Los dividendos pasivos de las acciones parcialmente desembolsadas se harán efectivos en virtud de acuerdos del Consejo de Administración, que fijará a tales fines el importe de cada desembolso, el plazo para efectuarlo y demás pormenores, todo lo cual habrá de anunciarse en el Boletín Oficial del Registro Mercantil.

Artículo 6.- Sin perjuicio de los efectos de la mora legalmente previstos, todo retraso en el pago de los dividendos pasivos devengará a favor del Banco el interés legal de demora a contar desde el día del vencimiento y sin necesidad de interpelación judicial o extrajudicial, pudiendo aquél, además, ejercitar las acciones que las leyes autoricen para este supuesto.

Artículo 7.- Las acciones están representadas por medio de anotaciones en cuenta, que se rigen por la Ley 24/1988, de 28 de julio, del Mercado de Valores, el R.D. 116/1992, de 14 de febrero, y demás disposiciones que les sean aplicables.

Artículo 8.- Las acciones están inscritas en el registro central de anotaciones en cuenta a cargo de la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear).

Iberclear comunicará al Banco las operaciones relativas a las acciones y el Banco llevará su propio registro con la identidad de los accionistas.

Artículo 9.- La propiedad y posesión de las acciones se transmitirá por alguno de los modos que reconoce el Derecho.

La transmisión de las acciones tendrá lugar por transferencia contable.

La inscripción de la transmisión a favor del adquirente producirá los mismos efectos que la tradición de los títulos.

La constitución de derechos reales limitados u otra clase de gravámenes sobre las acciones deberá inscribirse en la cuenta correspondiente del registro contable.

La inscripción de la prenda equivale al desplazamiento posesorio del título.

Artículo 10.- La persona que aparezca legitimada en los asientos del registro contable se presumirá titular legítimo y, en consecuencia, podrá exigir del Banco que realice a su favor las prestaciones a que dé derecho la acción.

En los casos de copropiedad y en los demás supuestos de cotitularidad de derechos sobre las acciones, así como en los de usufructo, prenda y embargo de acciones, se estará a lo dispuesto en la Ley de Sociedades Anónimas.

El ejercicio del derecho de voto podrá ser cedido por el accionista a un tercero en los casos y en las condiciones que la Ley admita.

En el caso de comodato de acciones, los derechos inherentes a la condición de socio corresponderán al comodante, excepto los de asistencia a Junta general y voto que corresponderán al comodatario al que se hayan otorgado tales facultades, siendo de aplicación para el ejercicio de estos derechos por el comodatario lo previsto para la representación en el artículo 106 de la Ley de Sociedades Anónimas.

Las acciones en copropiedad se inscribirán en el correspondiente registro contable a nombre de todos los cotitulares.

Cuando se considere necesario, la legitimación para la transmisión y para el ejercicio de los derechos derivados de las acciones, o de los derechos reales limitados o gravámenes constituidos sobre las mismas, podrá acreditarse mediante certificado expedido a dicho fin.

Para el supuesto de que la condición formal de accionista corresponda a personas o Entidades que ejerzan dicha condición en concepto de fiducia, fideicomiso o cualquier otro título análogo, el Banco podrá requerir de las mismas que le faciliten los datos correspondientes de los titulares reales de las acciones, así como de los actos de transmisión y gravamen de éstas.

Artículo 11.- La propiedad de una o más acciones implica la sumisión a los Estatutos del Banco y a los acuerdos que la Junta general de accionistas y el Consejo de Administración adopten legalmente, pero quedando siempre a salvo las acciones de impugnación legalmente establecidas.

Título III
OBJETO SOCIAL

Artículo 12.- 1. Constituye el objeto social:

a) La realización de toda clase de actividades, operaciones y servicios propios del negocio de Banca en general y que le estén permitidas por la legislación vigente.

b) La adquisición, tenencia, disfrute y enajenación de toda clase de valores mobiliarios.

2. Las actividades que integran el objeto social podrán ser desarrolladas total o parcialmente de modo indirecto, en cualquiera de las formas admitidas en Derecho y, en particular, a través de la titularidad de acciones o de participación en Sociedades cuyo objeto sea idéntico o análogo, accesorio o complementario de tales actividades.

Título IV
ÓRGANOS DE LA SOCIEDAD

Artículo 13.- Son órganos sociales la Junta general de accionistas y el Consejo de Administración, que tienen las facultades que, respectivamente, se les asignan en los presentes Estatutos y que podrán ser objeto de delegación en la forma y con la amplitud que en los mismos se determinan.

CAPITULO 1º
JUNTA GENERAL DE ACCIONISTAS

Artículo 14. - Los accionistas, constituidos en Junta general debidamente convocada, decidirán por mayoría, salvo disposición legal o estatutaria contraria, en los asuntos propios de la competencia de la Junta, y los acuerdos de ésta obligarán a la totalidad de los accionistas, incluso a los ausentes y disidentes, sin perjuicio de los derechos y acciones de toda clase que la Ley les reconoce.

Artículo 15.- Tendrán derecho de asistencia a las Juntas generales los titulares de cualquier número de acciones inscritas a su nombre en el correspondiente registro contable con cinco días de antelación a aquel en que haya de celebrarse la Junta y que se hallen al corriente en el pago de los dividendos pasivos.

En el caso de desmembración del dominio de las acciones, corresponderá su representación al titular del dominio directo o nudopropietario.

Los miembros del Consejo de Administración deberán asistir a las Juntas generales.

El Presidente de la Junta general podrá autorizar la asistencia de cualquier persona que juzgue conveniente. La Junta, no obstante, podrá revocar dicha autorización.

Artículo 16.- El derecho de asistencia a las Juntas generales será delegable a favor de otro accionista que lo tenga por sí.

Las personas físicas accionistas que no se hallen en pleno goce de sus derechos civiles y las personas jurídicas accionistas podrán ser representadas por quienes ejerzan su representación legal, debidamente acreditada. Tanto en estos casos como en el supuesto de que el accionista delegue su derecho de asistencia, no se podrá tener en la Junta más que un representante.

No será válida ni eficaz la representación conferida a quien no pueda ostentarla con arreglo a la Ley.

La representación es siempre revocable. La asistencia a la Junta del representado, ya sea físicamente o por haber emitido el voto a distancia, supone la revocación de cualquier delegación, sea cual sea la fecha de aquélla. La representación quedará igualmente sin efecto por la enajenación de las acciones de que tenga conocimiento la Sociedad.

Sin perjuicio de lo previsto en el artículo 108 de la Ley de Sociedades Anónimas, la representación se conferirá de conformidad con lo dispuesto en el artículo 106.2 del mismo cuerpo legal.

Cuando la representación se confiera mediante medios de comunicación a distancia, sólo se reputará válida si se realiza:

a) mediante entrega o correspondencia postal, haciendo llegar a la Sociedad la tarjeta de asistencia y delegación debidamente firmada, u otro medio escrito que, a juicio del Consejo de Administración en acuerdo adoptado al efecto, permita verificar debidamente la identidad del accionista que confiere su representación y la del delegado que designa, o

b) mediante correspondencia o comunicación electrónica con la Sociedad, a la que se acompañará copia en formato electrónico de la tarjeta de asistencia y delegación, en la que se detalle la representación atribuida y la identidad del representado, y que incorpore la firma electrónica u otra clase de identificación del accionista representado, en los términos que fije el Consejo de Administración en acuerdo adoptado al efecto para dotar a este sistema de representación de las adecuadas garantías de autenticidad y de identificación del accionista representado.

Para su validez, la representación conferida por cualquiera de los citados medios de comunicación a distancia habrá de recibirse por la Sociedad antes de las veinticuatro horas del tercer día anterior al previsto para la celebración de la Junta en primera convocatoria. En el acuerdo de convocatoria de la Junta de que se trate, el Consejo de Administración podrá reducir esa antelación exigida, dándole la misma publicidad que se dé al anuncio de convocatoria. Asimismo, el Consejo podrá desarrollar las previsiones anteriores referidas a la representación otorgada a través de medios de comunicación a distancia, de conformidad con lo previsto en el artículo 24.4 siguiente.

La representación podrá incluir aquellos puntos que, aun no estando previstos en el orden del día de la convocatoria, puedan ser tratados en la Junta por permitirlo la Ley.

Artículo 17.- Los asistentes a la Junta general tendrán un voto por cada acción que posean o representen.

Las acciones sin voto tendrán este derecho en los supuestos específicos de la Ley de Sociedades Anónimas.

Artículo 18.- Para concurrir a la Junta general será indispensable obtener la correspondiente tarjeta nominativa de asistencia, que se expedirá por la Secretaría del Banco con referencia a la lista de accionistas que tengan aquel derecho. Esta lista se formará y cerrará definitivamente con una antelación de cinco días al señalado en la convocatoria para la celebración de la Junta general.

Artículo 19.- Las Juntas generales podrán ser ordinarias o extraordinarias y habrán de ser convocadas por el Consejo de Administración.

La Junta general ordinaria, previamente convocada al efecto, se reunirá necesariamente dentro de los seis primeros meses de cada ejercicio, para censurar la gestión social, aprobar, en su caso, las cuentas del ejercicio anterior y resolver sobre la aplicación del resultado, así como para aprobar, en su caso, las cuentas consolidadas, sin perjuicio de su competencia para tratar y acordar cualquier otro asunto que figure en el Orden del Día.

Toda Junta que no sea la prevista en el párrafo anterior tendrá la consideración de Junta general extraordinaria y será convocada por el Consejo de Administración, además de cuando lo estime conveniente para los intereses sociales, cuando lo soliciten accionistas que sean titulares de, al menos, un cinco por ciento del Capital social, expresando en la solicitud los asuntos a tratar en la Junta.

Si la Junta general ordinaria no fuere convocada dentro del plazo legal, podrá serlo, a petición de los socios y con la audiencia de los Administradores, por el Juez de 1ª Instancia del domicilio social, quien además designará la persona que habrá de presidirla.

Esta misma convocatoria habrá de realizarse respecto de la Junta general extraordinaria, cuando lo hayan solicitado socios que sean titulares de, al menos, el cinco por ciento del Capital social.

Artículo 20.- La convocatoria de toda clase de Juntas se hará mediante anuncio publicado en el “Boletín Oficial del Registro Mercantil” y en uno de los periódicos locales de mayor circulación en la provincia del domicilio social, por lo menos quince días antes de la fecha fijada para su celebración.

Artículo 21.- Las Juntas generales, tanto ordinarias como extraordinarias, se celebrarán en la localidad donde la Sociedad tenga su domicilio, el día señalado en la convocatoria, y sus acuerdos tendrán plena validez a todos los efectos, cuando a ellas concurra, como mínimo, el número de acciones que para cada caso exija la Ley.

Artículo 22.- Las Juntas generales de accionistas serán presididas por el Presidente del Consejo de Administración o, en su defecto, por el Vicepresidente que lo sustituya según el artículo 33, y a falta de Presidente y Vicepresidente, por el Vocal que designe el Consejo de Administración, y actuará de Secretario el Secretario General de la Sociedad, siendo sustituido, en los casos de ausencia, imposibilidad o vacante, por el Vicesecretario, y a falta de éste, por el Vocal que designe asimismo el Consejo de Administración.

Corresponde a la presidencia declarar la Junta válidamente constituida, dirigir las deliberaciones, resolver las dudas que se susciten en el orden del día, poner término a los debates cuando estime suficientemente discutido el asunto, y en general, todas las facultades que sean necesarias para la mejor organización y funcionamiento de la Junta general.

Artículo 23.- Constituida la Mesa y antes de entrar en el Orden del Día, se formará la lista de asistentes, expresando el carácter o representación de cada uno y el número de acciones propias o ajenas con que concurra. A efectos de “quórum”, las acciones sin voto solo se computarán en los supuestos específicos establecidos en la Ley de Sociedades Anónimas. Al final de la lista se determinará el número de accionistas presentes, indicando separadamente los que hayan emitido su voto a distancia conforme a lo previsto en el artículo 24, y representados así como el importe del Capital del que sean titulares, especificando el que corresponde a los accionistas con derecho a voto, y posteriormente se someterán a deliberación los asuntos comprendidos en el Orden del Día, únicos que podrán ser objeto de examen y acuerdo, salvo las expresas excepciones legales.

La lista de asistentes podrá ser consultada en el acto de la Junta por cualquier accionista con derecho de asistencia, sin que su pretensión al respecto obligue a demorar o aplazar el normal desarrollo del acto, una vez que el Presidente haya declarado la Junta legalmente constituida, y sin que venga obligado a leer la referida lista o facilitar copia de la misma.

Artículo 24.- 1. Los accionistas con derecho de asistencia podrán emitir su voto sobre las propuestas relativas a puntos comprendidos en el Orden del Día de cualquier Junta general mediante:

a) entrega o correspondencia postal, haciendo llegar a la Sociedad la tarjeta de asistencia y voto debidamente firmada (en su caso junto con el formulario de voto que al efecto disponga la Sociedad), u otro medio escrito que, a juicio del Consejo de Administración en acuerdo adoptado al efecto, permita verificar debidamente la identidad del accionista que ejerce su derecho al voto, o

b) correspondencia o comunicación electrónica con la Sociedad, a la que se acompañará copia en formato electrónico de la tarjeta de asistencia y voto (en su caso junto con el formulario de voto que al efecto disponga la Sociedad) y en la que figurará la firma electrónica u otra clase de identificación del accionista, en los términos que fije el Consejo de Administración en acuerdo adoptado al efecto para dotar a este sistema de emisión del voto de las adecuadas garantías de autenticidad y de identificación del accionista que ejercita su voto.

Para su validez, el voto emitido por cualquiera de los citados medios habrá de recibirse por la Sociedad antes de las veinticuatro horas del tercer día anterior al previsto para la celebración de la Junta en primera convocatoria. En el acuerdo de convocatoria de la Junta de que se trate, el Consejo de Administración podrá reducir esa antelación exigida, dándole la misma publicidad que se dé al anuncio de convocatoria.

2. Los accionistas que emitan su voto a distancia en los términos indicados en este artículo serán considerados como presentes a los efectos de la constitución de la Junta de que se trate. En consecuencia, las delegaciones realizadas con anterioridad a la emisión de ese voto se entenderán revocadas y las conferidas con posterioridad se tendrán por no efectuadas.

3. El voto emitido a distancia a que se refiere este artículo quedará sin efecto por la asistencia física a la reunión del accionista que lo hubiera emitido o por la enajenación de las acciones de que tenga conocimiento la Sociedad.

4. El Consejo de Administración podrá desarrollar las previsiones anteriores estableciendo las instrucciones, reglas, medios y procedimientos para instrumentar la emisión del voto y el otorgamiento de la representación por medios de comunicación a distancia, con adecuación al estado de la técnica y ajustándose en su caso a las normas que se dicten al efecto y a lo previsto en estos Estatutos. Las reglas de desarrollo que adopte el Consejo al amparo de lo aquí previsto se publicarán en la página web de la Sociedad.

Asimismo, el Consejo de Administración, para evitar posibles duplicidades, podrá adoptar las medidas precisas para asegurar que quien ha emitido el voto a distancia o delegado la representación está debidamente legitimado para ello con arreglo a lo dispuesto en estos Estatutos.

5. La asistencia remota a la Junta por vía telemática y simultánea y la emisión del voto electrónico a distancia durante la celebración de la Junta podrán admitirse si así lo establece el Reglamento de la Junta General, sujeto a los requisitos allí previstos.

En tal supuesto, el Reglamento de la Junta General podrá atribuir al Consejo de Administración la facultad de determinar cuándo el estado de la técnica permite, con las adecuadas garantías, la asistencia remota a la Junta por vía telemática y simultánea y la emisión del voto electrónico a distancia durante la celebración de la reunión. Asimismo, el Reglamento de la Junta General podrá atribuir al Consejo de Administración la regulación, con respeto a la Ley, los Estatutos y el Reglamento de la Junta, de todos los aspectos procedimentales necesarios, incluyendo, entre otras cuestiones, la antelación mínima con la que se deberá realizar la conexión para considerar al accionista presente, el procedimiento y reglas aplicables para que los accionistas que asistan a distancia puedan ejercitar sus derechos, los requisitos de identificación exigibles para los asistentes a distancia y su influencia en el sistema de formación de la lista de asistentes.

Artículo 25.- Los acuerdos que se tomen en las Juntas generales serán válidos y, desde luego, ejecutivos y obligatorios para todos los accionistas a partir de la fecha de la aprobación del acta en que aquéllos se recojan, aprobación que se efectuará del modo y forma que prevenga la legislación vigente; todo ello sin perjuicio de los derechos y acciones que para su impugnación se reconozcan a las personas legitimadas al efecto por las disposiciones legales.

Las votaciones serán públicas y los acuerdos se adoptarán por mayoría del Capital con derecho a voto presente o representado en la Junta, salvo disposición legal o estatutaria en contrario.

Artículo 26.- Los accionistas gozarán de derecho de información en los términos previstos en la Ley. Los Administradores estarán obligados a facilitar, en la forma y dentro de los plazos previstos por la Ley, la información que, con arreglo a lo allí previsto, los accionistas soliciten, salvo en los casos en que resulte legalmente improcedente y, en particular, cuando, a juicio del Presidente, la publicidad de esa información perjudique los intereses sociales. Esta última excepción no procederá cuando la solicitud esté apoyada por accionistas que representen, al menos, la cuarta parte del Capital.

En el caso de Junta general ordinaria y en los demás casos establecidos por la Ley, el anuncio de convocatoria indicará lo que proceda respecto del derecho a examinar en el domicilio social y a obtener, de forma inmediata y gratuita, los documentos que han de ser sometidos a la aprobación de la Junta y, en su caso, el informe o informes determinados por la Ley.

Artículo 27.- El acta de la Junta podrá ser aprobada por la propia Junta a continuación de haberse celebrado ésta o, en su defecto y dentro del plazo de quince días, por el Presidente y dos Interventores, uno en representación de la mayoría y otro de la minoría.

Las actas, una vez aprobadas, se harán constar en el correspondiente libro y serán firmadas por el Secretario de la sesión, con el visto bueno de quien hubiera actuado en ella como Presidente.

El Consejo de Administración podrá requerir la presencia de Notario que levante Acta de la Junta y estará obligado a hacerlo siempre que con cinco días de antelación al previsto para la celebración de la Junta lo soliciten accionistas que representen, al menos, el uno por ciento del Capital. En ambos casos, el acta notarial tendrá la consideración de acta de la Junta.

La facultad de expedir las certificaciones de las actas y acuerdos de las Juntas corresponde al Secretario y, en su caso, al Vicesecretario, con el visto bueno del Presidente o, en su caso, del Vicepresidente.

Artículo 28.- La Junta general se halla facultada para adoptar toda clase de acuerdos referentes a la Sociedad, estándole reservadas, peculiarmente, las atribuciones siguientes:

I.	Aprobar un Reglamento de la Junta que, con sujeción a lo establecido en la Ley y en estos Estatutos, regule la convocatoria, preparación, información, concurrencia y desarrollo de la Junta General, así como el ejercicio de los derechos políticos con ocasión de su convocatoria y celebración.

II.	Nombrar y separar los Vocales del Consejo de Administración, así como ratificar o revocar los nombramientos provisionales de tales Vocales efectuados por el propio Consejo, y examinar y aprobar su gestión.

III.	Nombrar los Auditores de Cuentas.

IV.	Aprobar, en su caso, las cuentas anuales y resolver sobre la aplicación del resultado, así como aprobar, también en su caso, las cuentas anuales consolidadas.

V.	Acordar la emisión de obligaciones, el aumento o reducción de Capital, la transformación, fusión, escisión o disolución de la Sociedad y, en general, cualquier modificación de los Estatutos sociales.

VI.	Autorizar al Consejo de Administración para aumentar el Capital social, conforme a lo previsto en el artículo 153,1.b de la Ley de Sociedades Anónimas.

VII.	Otorgar al Consejo de Administración las facultades que para casos no previstos estime oportunas.
.
VIII.	Decidir sobre los asuntos que le sean sometidos por acuerdo del Consejo de Administración.

IX.	Decidir acerca de la aplicación de sistemas de retribución consistentes en la entrega de acciones o de derechos sobre ellas, así como de cualquier otro sistema de retribución que esté referenciado al valor de las acciones, con independencia de quién resulte ser beneficiario de tales sistemas de retribución.

X.	Decidir lo procedente sobre todas aquellas cuestiones que no se determinen especialmente en estos Estatutos, y no sean de la exclusiva competencia del Consejo de Administración.

CAPITULO 2º
CONSEJO DE ADMINISTRACIÓN

Artículo 29.- Al Consejo de Administración le corresponde la gestión, administración y representación de la Sociedad en todos los actos comprendidos en el objeto social con las facultades que le atribuyen la Ley y los presentes Estatutos.

Artículo 30.- El Consejo de Administración se compondrá de catorce miembros como mínimo y treinta como máximo, nombrados por la Junta general.

Los cargos se renovarán anualmente por terceras partes, siguiéndose para ello el turno determinado por la antigüedad en aquéllos, según la fecha y orden del respectivo nombramiento. Es decir, la duración del cargo de Consejero será de tres años. Los Consejeros cesantes podrán ser reelegidos.

Todas las vacantes de Consejeros que por cualquier causa se produzcan durante el plazo para el que fueron nombrados podrán ser cubiertas con accionistas y de modo provisional por el Consejo de Administración, hasta que la Junta general, en la primera reunión que celebre, confirme aquel nombramiento o lo revoque. En el primer supuesto, el Consejero así designado cesará en la fecha en que lo habría hecho su antecesor.

Artículo 31.- Sujeto a las limitaciones legalmente establecidas, cualquier persona es elegible para el cargo de Consejero de la Sociedad, sin necesidad de que tenga la condición de accionista.

El cargo de Consejero es compatible con cualquier otro cargo o función en la Sociedad.

Artículo 32.- 1. Los Administradores responderán frente a la Sociedad, frente a los accionistas y frente a los acreedores sociales del daño que causen por actos u omisiones contrarios a la Ley o a los Estatutos o por los realizados incumpliendo los deberes inherentes al desempeño del cargo.

2. Responderán solidariamente todos los miembros del Consejo de Administración que realizó el acto o adoptó el acuerdo lesivo, menos los que prueben que, no habiendo intervenido en su adopción y ejecución, desconocían su existencia o, conociéndola, hicieron todo lo conveniente para evitar el daño o, al menos, se opusieron expresamente a aquél.

3. En ningún caso exonerará de responsabilidad la circunstancia de que el acto o acuerdo lesivo haya sido adoptado, autorizado o ratificado por la Junta general.

Artículo 33.- El Consejo de Administración designará de entre sus miembros un Presidente y, también, uno o varios Vicepresidentes, los cuales, en este último supuesto, serán correlativamente numerados. La designación de Presidente y de Vicepresidente o Vicepresidentes se hará por tiempo indefinido y, para el caso del Presidente, requerirá el voto favorable de las dos terceras partes de los componentes del Consejo.

A falta de Presidente y Vicepresidentes, desempeñará las funciones de aquél el Vocal a quien corresponda por orden de numeración, que el mismo Consejo acordará.

Artículo 34.- El Presidente del Consejo de Administración será considerado como superior jerárquico de la Sociedad, investido de las atribuciones necesarias para el ejercicio de esta autoridad, incumbiéndole, aparte de otras consignadas en estos Estatutos, las siguientes:

PRIMERA:	Velar porque se cumplan los Estatutos sociales en toda su integridad y se ejecute fielmente los acuerdos de la Junta general y del Consejo de Administración.

SEGUNDA:	Ejercer la alta inspección del Banco y de todos sus servicios.

TERCERA:	Despachar con el Consejero Delegado y con la Dirección General para informarse de la marcha de los negocios.

Artículo 35.- El Consejo de Administración se reunirá siempre que su Presidente así lo decida, bien por iniciativa propia o a petición de tres Administradores, por lo menos.

Podrá asistir a las reuniones del Consejo de Administración cualquiera persona invitada por el Presidente.

Artículo 36.- La convocatoria de las sesiones del Consejo se hará por el Secretario o, en su caso, el Vicesecretario, en cumplimiento de las órdenes que reciba del Presidente.

El Consejo de Administración celebrará sus sesiones en el lugar que se indique en la convocatoria. Excepcionalmente, si ningún consejero se opone a ello, podrá celebrarse el Consejo en varias salas o lugares conectados mediante videoconferencia o conexión telefónica múltiple, considerándose como asistentes a la sesión a todos los consejeros que, presentes o por representación, participen en la videoconferencia o conexión telefónica. También podrá celebrarse el Consejo sin sesión y por escrito, si ningún Consejero se opone a ello.

Para que el Consejo quede válidamente constituido será necesaria la asistencia, presentes o representados, de más de la mitad de sus miembros. A tal fin, éstos podrán delegar para cada sesión y por escrito en cualquier otro Consejero para que les represente en aquélla a todos los efectos, pudiendo un mismo Consejero ostentar varias delegaciones.

Los acuerdos se adoptarán por mayoría absoluta de Consejeros concurrentes a la sesión, salvo que la Ley o estos Estatutos exijan una superior. El Reglamento del Consejo podrá incrementar para asuntos determinados la mayoría legal o estatutariamente establecida. El Presidente tendrá voto de calidad para decidir los empates.

El Consejo de Administración, con independencia de lo establecido en estos Estatutos respecto de la Comisión Ejecutiva, podrá delegar facultades en uno o varios de sus miembros, dándoles o no la denominación de Consejeros Delegados o cualquier otra que estime oportuna, con los requisitos y salvo las limitaciones establecidas por la Ley.

Los acuerdos que adopte el Consejo se consignarán en actas, extendidas en un libro especial, autorizadas por la firma del Presidente y Secretario, incumbiendo a éste o, en su defecto, al Vicesecretario, expedir, con el “visto bueno” del Presidente o, en su caso, del Vicepresidente, las certificaciones que se emitan con referencia a dicho libro.

La función de Secretario será ejercida por el Secretario General de la Sociedad, pudiendo ser sustituido por el Vicesecretario, sin que para desempeñar tales cargos se requiera la cualidad de Consejero, y siendo en su caso sustituidos por el Vocal que, entre los asistentes a la respectiva sesión, designe el propio Consejo, el cual también podrá decidir que tal sustituto accidental sea cualquier empleado de la Sociedad.

Estarán facultados permanentemente, de manera solidaria e indistinta, para elevar a documento público los acuerdos del Consejo de Administración, de la Comisión Ejecutiva, o de cualquiera otra que pudiera crearse, el Presidente; el o los Vicepresidentes; el o los Consejeros Delegados; y el Secretario de dichos Órganos colegiados, todo ello sin perjuicio de la autorización expresa de que trata el artículo 108 del Reglamento del Registro Mercantil.

Artículo 37.- Excepción hecha de las facultades que en los presentes Estatutos se confieren a la Junta general de accionistas, el Consejo de Administración tiene las más amplias atribuciones de gestión, administración y representación de la Sociedad. En su consecuencia, podrá adoptar toda clase de acuerdos y celebrar cuantos actos y contratos estime convenientes para el cumplimiento de los fines sociales, siempre con sujeción a la legalidad vigente.

Además, específicamente, le corresponderán las siguientes facultades:

I.	Formar y, en su caso, aprobar y modificar los reglamentos que fuesen necesarios para la aplicación de estos Estatutos y el régimen interior del Banco, salvo aquellos que sean competencia de la propia Junta general según lo previsto en la Ley o en estos Estatutos. En concreto, corresponde al Consejo la aprobación de su propio Reglamento, en el que podrán incluirse, en su caso, las reglas básicas de su organización y funcionamiento, así como las normas de conducta y actuación de sus integrantes, especificando, si el Consejo lo estima oportuno, reglas relativas al cese por edad, incompatibilidades adicionales a las previstas legalmente, el régimen de obligaciones del Consejero o cualesquiera otras cuestiones que se consideren convenientes.

II.	Resolver acerca de todas las proposiciones que hayan de formularse para subastar empréstitos, cobranzas y hacerse cargo de empresas.

III.	Acordar libremente la inversión de los fondos propios del Banco en la forma que se considere conveniente.

IV.	Acordar el establecimiento, la supresión o el traslado de Sucursales, Agencias, Servicios, Delegaciones y Oficinas de Representación del Banco, tanto en territorio nacional como en el extranjero.

V.	Determinar las condiciones generales y particulares de los descuentos, préstamos, depósitos, prestaciones de fianzas y avales y toda clase de operaciones, según las normas legales vigentes.

VI.	Decidir sobre la concesión de préstamos y sobre la apertura y cierre de cuentas corrientes de crédito, así como acerca de la admisión y devolución de toda clase de garantías.

VII.	Ordenar la suscripción, adquisición, compra, permuta, pignoración y venta de efectos públicos, acciones, obligaciones, bonos y cédulas.

VIII.	Adquirir, enajenar y dar y tomar en arrendamiento, mediante cualquiera de las modalidades permitidas por la Ley, toda clase de bienes muebles e inmuebles.

IX.	Construir edificios y locales para el Banco, hacer declaraciones de obra nueva, agrupaciones y segregaciones de fincas, ejercitar los derechos de tanteo y retracto.

X.	Constituir, modificar, aceptar y cancelar derechos personales y reales, sin limitación, incluso, por tanto, el de hipoteca, así como distribuir responsabilidades entre los inmuebles hipotecados.

XI.	Acordar, en las condiciones previstas en la Ley, pagos a cuenta del dividendo activo en razón de beneficios realmente obtenidos y a resultas de lo que en su día se acuerde sobre la fijación y pago de éste por la Junta general.

XII.	Formular las Cuentas anuales, el informe de gestión y la propuesta de aplicación del resultado, así como, en su caso, las cuentas y el informe de gestión consolidados, y proponer a la Junta general el nombramiento de los Auditores de Cuentas.

XIII.	Acordar la convocatoria de las Juntas generales ordinarias y extraordinarias de accionistas.

XIV.	Fijar los gastos de administración.

XV.	Admitir las dimisiones de los Consejeros, a reserva de dar cuenta de ellas a la Junta general de accionistas y de los acuerdos que ésta adopte en definitiva sobre la aceptación de la renuncia y provisión, en su caso, de la vacante producida, que podrá ser cubierta, interinamente, por nombramientos del mismo Consejo.

XVI.	Constituir toda clase de sociedades civiles y mercantiles.

XVII.	Conceder participaciones u opciones en operaciones financieras o industriales en curso o venideras, sin limitación de plazo.

XVIII.	Nombrar y separar, sin distinción de jerarquías y sin excepción alguna, a todos los jefes y empleados del Banco, señalando sus respectivas atribuciones, facultades, deberes, sueldos y obvenciones. En su consecuencia y al amparo de la presente facultad, el Consejo podrá designar uno o varios Directores Generales, así como el Secretario General y Vicesecretario de la Sociedad.

XIX.	Designar a las personas a las que encomiende la comparecencia ante los Tribunales de Justicia a los fines y a efectos de prestar confesión judicial en los procedimientos civiles, laborales, administrativos, contenciosos-administrativos o ante cualquier otra jurisdicción.

XX.	Otorgar poderes a favor de Procuradores u otras personas para que comparezcan en nombre del Banco ante cualquier autoridad nacional o extranjera, Juzgados y Tribunales de todas clases -incluso los de jurisdicciones especiales de cualquier naturaleza-, corporaciones de derecho público, sociedades y particulares, ejercitando las acciones, excepciones, reclamaciones y recursos de toda clase que le asistan, y representándole en los expedientes, juicios y procedimientos que al mismo interesen, con facultades de desistir, transigir, allanarse y percibir las cantidades que se determinen en sentencia firme o en su ejecución, así como ratificarse en toda clase de escritos, incluso aunque fuera preciso efectuarlo personalmente.

XXI.	Para el mejor y más rápido despacho de los asuntos podrá crear una Comisión Ejecutiva, atribuyendo y fijando a la misma sus facultades, obligaciones y funcionamiento. El Presidente del Consejo de Administración será siempre uno de los miembros de dicha Comisión Ejecutiva, la cual presidirá. Los restantes miembros de la misma serán elegidos o relevados por el Consejo de Administración entre sus componentes.

Asimismo, podrá crear otras Comisiones de carácter técnico, fijando sus facultades, obligaciones y funcionamiento.

XXII.	Delegar, con arreglo a lo establecido en el artículo 36, todas o partes de las facultades que le son propias y que sean subrogables por su naturaleza en favor de la Comisión Ejecutiva, si ya existiera, o de uno o varios Consejeros Delegados.

Con independencia de estas delegaciones, podrá el Consejo de Administración conferir cuantas facultades o poderes crea convenientes, ya sean de carácter mancomunado o solidario, a otros Consejeros, accionistas, empleados del Banco o, incluso, a personas ajenas al mismo, otorgando a este efecto las correspondientes escrituras públicas.

XXIII.	Transigir sobre bienes y derechos, así como someter a la decisión de árbitros o de amigables componedores cuantas cuestiones y diferencias afecten a la Sociedad.

XXIV.	Resolver en los casos de duda sobre la interpretación de los presentes Estatutos y suplir omisiones.

La enumeración comprendida en el presente artículo no tiene carácter limitativo, pues serán facultades propias del Consejo de Administración todas las no reservadas específicamente en la Ley o en estos Estatutos a la Junta general de accionistas.

Artículo 38.- El Consejo de Administración y, en su caso, la Comisión Ejecutiva y la Dirección General del Banco, percibirán por el desempeño de sus funciones, en concepto de participación conjunta en el beneficio de cada ejercicio, una cantidad equivalente al cinco por ciento del importe de aquél, si bien el propio Consejo podrá acordar reducir dicho porcentaje de participación en los años en que así lo estime justificado. Igualmente, le incumbirá distribuir entre los partícipes el importe resultante en la forma y cuantía que acuerde anualmente respecto a cada uno de ellos.

A los fines de determinar la cantidad concreta a que asciende dicha participación, el porcentaje que se decida deberá aplicarse sobre el resultado del ejercicio.

En cualquier caso, para que esta participación del Consejo pueda ser detraída será necesario que se hallen cubiertas las atenciones prioritarias establecidas por la legislación en vigor.

Con independencia de lo anterior, los miembros del Consejo de Administración y de la Comisión Ejecutiva tendrán derecho a percibir dietas de asistencia, así como las remuneraciones que procedan por el desempeño en la propia Sociedad de otras funciones distintas a la de Consejero.

Previo acuerdo de la Junta General de accionistas en los términos legalmente establecidos, los Consejeros podrán también ser retribuidos mediante la entrega de acciones o de derechos de opción sobre las mismas o mediante cualquier otro sistema de remuneración que esté referenciado al valor de las acciones.

Artículo 39.- Una Comisión Ejecutiva, compuesta por cinco miembros, como mínimo, y doce miembros como máximo, todos ellos pertenecientes al Consejo de Administración, ejercerá, sin perjuicio de las funciones de supervisión y control de la gestión social propias de éste, las facultades que le delegue el propio Consejo, pudiendo aquélla, a su vez, conferir los poderes necesarios a tal efecto.

La Comisión Ejecutiva se reunirá cuantas veces sea convocada por su Presidente o Vicepresidente que le sustituya, pudiendo asistir a sus sesiones, para ser oída, cualquier persona, sea o no extraña a la sociedad, que sea convocada al efecto, por acuerdo de la propia Comisión o del Presidente de la misma, a los efectos que se determinen, en razón de la finalidad del asunto de que se trate.

Será Secretario de la Comisión la persona que designe el Consejo de Administración, sea o no Consejero, determinándose también por aquél la persona que deba sustituirle en caso de ausencia, enfermedad o imposibilidad, mientras dure la circunstancia impeditiva.

La Comisión Ejecutiva quedará válidamente constituida con la asistencia, presentes o representados, de, al menos, la mitad de sus miembros; y adoptará sus acuerdos por mayoría de los asistentes, presentes o representados, siendo de calidad el voto de su Presidente. Los miembros de la Comisión podrán delegar su representación en otro de ellos, pero ninguno podrá asumir más de dos representaciones, además de la propia.

Los acuerdos de la Comisión se llevarán en un libro de actas, que será firmado, para cada una de ellas, por el Presidente y el Secretario o, en su caso, por quienes hayan desempeñado estas funciones, en la sesión de que se trate, en virtud de disposición de estos Estatutos.

Artículo 40.- En el seno del Consejo de Administración se constituirá una Comisión de Auditoría y Cumplimiento. Esta Comisión de Auditoría y Cumplimiento estará formada por un mínimo de cuatro y un máximo de siete Consejeros nombrados por el Consejo de Administración. La mayoría de los integrantes de la Comisión de Auditoría y Cumplimiento deben ser Consejeros no ejecutivos, entendiéndose como tales los administradores que no desempeñen responsabilidades de gestión dentro de la Sociedad o del Grupo y limiten su actividad a las funciones de supervisión y decisión colegiada propias de los Consejeros.

El Presidente de la Comisión de Auditoría y Cumplimiento será elegido por el Consejo de Administración de entre los Consejeros no ejecutivos a los que se refiere el párrafo anterior y deberá ser sustituido cada cuatro años, pudiendo ser reelegido una vez transcurrido el plazo de un año desde su cese. La Comisión de Auditoría y Cumplimiento contará asimismo con un Secretario, cargo que ostentará el Secretario General de la Sociedad, el cual, si no es Consejero, tendrá voz, pero no voto, en la Comisión de Auditoría y Cumplimiento.

Las competencias de la Comisión de Auditoría y Cumplimiento serán, como mínimo:

I.	Informar, a través de su Presidente y/o su Secretario, en la Junta general de accionistas sobre las cuestiones que en ella planteen los accionistas en materias de su competencia.

II.	Proponer al Consejo de Administración, para su sometimiento a la Junta general, la designación del Auditor de Cuentas al que se refiere el artículo 204 de la Ley de Sociedades Anónimas.

III.	Supervisar los servicios de auditoría interna.

IV.	Conocer el proceso de información financiera y de los sistemas internos de control.

V.	Mantener las relaciones con el Auditor de Cuentas para recibir información sobre aquellas cuestiones que puedan poner en riesgo la independencia de éste, y cualesquiera otras relacionadas con el proceso de desarrollo de la auditoría de cuentas, así como mantener con el Auditor de Cuentas aquellas otras comunicaciones previstas en la legislación de auditoría de cuentas y en las normas técnicas de auditoría.

La Comisión de Auditoría y Cumplimiento se reunirá cuantas veces sea convocada por acuerdo de la propia Comisión o de su Presidente y, al menos, cuatro veces al año, estando obligado a asistir a sus reuniones y a prestarle su colaboración y acceso a la información de que disponga cualquier miembro del equipo directivo o del personal de la Sociedad que sea requerido a tal fin, y pudiendo requerir también la asistencia del Auditor de Cuentas. Una de sus reuniones estará destinada necesariamente a evaluar la eficiencia y el cumplimiento de las reglas y procedimientos de gobierno de la Sociedad y a preparar la información que el Consejo ha de aprobar e incluir dentro de la documentación pública anual.

La Comisión de Auditoría y Cumplimiento quedará válidamente constituida con la asistencia, presentes o representados, de, al menos, la mitad de sus miembros; y adoptará sus acuerdos por mayoría de los asistentes, presentes o representados, siendo de calidad el voto de su Presidente. Los miembros de la Comisión podrán delegar su representación en otro de ellos, pero ninguno podrá asumir más de dos representaciones, además de la propia. Los acuerdos de la Comisión de Auditoría y Cumplimiento se llevarán en un libro de actas, que será firmado, para cada una de ellas, por el Presidente y el Secretario.

A través de su Presidente, la Comisión de Auditoría y Cumplimiento informará al Consejo de Administración, al menos, dos veces al año.

La Comisión de Auditoría y Cumplimiento podrá asimismo recabar asesoramientos externos.

El Consejo de Administración es competente para desarrollar, ampliar y completar las reglas relativas a la composición, funcionamiento y competencias de la Comisión de Auditoría y Cumplimiento en todo lo no especificado en estos Estatutos, respetando lo previsto en éstos y en la Ley.

Titulo V
EJERCICIO SOCIAL Y CUENTAS ANUALES

Artículo 41.- El ejercicio social corresponderá al año natural, comenzando el primero de enero y terminando en treinta y uno de diciembre.

En el plazo máximo de tres meses, contados a partir del cierre de cada Ejercicio social, el Consejo deberá formular las cuentas anuales, que incluyen el Balance, la Cuenta de Pérdidas y Ganancias y la Memoria, el informe de gestión y la propuesta de aplicación del resultado, así como, en su caso, las cuentas y el informe de gestión consolidados.

Estos documentos serán sometidos a la revisión de Auditores de Cuentas.

Título VI
RESULTADOS Y SU APLICACIÓN

Artículo 42.- Los productos anuales tendrán como aplicación primordial cubrir los gastos generales, amortizaciones de todo género, saneamiento prudencial de créditos dudosos, intereses y cualquier otro concepto que venga a disminuir el activo social.

El remanente de beneficios que resulte una vez efectuadas las aplicaciones a que se refiere el párrafo precedente y la deducción de la cantidad necesaria para atender los correspondientes impuestos, constituye el resultado del ejercicio, que se distribuirá en la forma siguiente:

1º)	La suma necesaria para dotar las Reservas obligatorias en la cuantía legalmente exigible.

2º)	El importe que el Consejo estime conveniente destinar a la dotación de Reservas Voluntarias y Fondos de Previsión.

3º)

Después de separada la cantidad que deba pasar a cuenta nueva, si el Consejo estima aconsejable llevar alguna, el remanente se repartirá entre las acciones con las limitaciones que la Ley imponga. Las acciones sin voto tendrán el régimen de retribución previsto para ellas en la Ley de Sociedades Anónimas y percibirán un dividendo anual mínimo del 5 (cinco) por ciento del Capital desembolsado por cada una de dichas acciones.

Artículo 43.- La Junta general acordará la cuantía, momento y forma de pago de los dividendos, que se distribuirán a los accionistas en proporción al Capital que hayan desembolsado.

La Junta general y el Consejo de Administración podrán acordar la distribución de cantidades a cuenta de dividendos, con las limitaciones y cumpliendo con los requisitos establecidos por la Ley.

Título VII
DISOLUCIÓN Y LIQUIDACIÓN DEL BANCO

Artículo 44.- La Sociedad se disolverá en los casos y con los requisitos que establece la vigente Ley de Sociedades Anónimas y demás disposiciones legales concordantes y complementarias. Una vez disuelta la Sociedad y salvo en los supuestos de fusión, escisión total o cualquier otro de cesión global del Activo y el Pasivo, se observarán las reglas de liquidación previstas en la misma Ley de Sociedades Anónimas y demás preceptos que sean aplicables.

Título VIII
DISPOSICIONES GENERALES

Artículo 45.- Los accionistas, al igual que la Sociedad, con renuncia de su fuero propio, quedan expresa y terminantemente sometidos al fuero judicial del domicilio del Banco.

Artículo 46.- Sin perjuicio de lo establecido en estos Estatutos respecto de la delegación de voto, el voto a distancia y la asistencia telemática simultánea a la Junta, los actos de comunicación e información, preceptivos o voluntarios, entre la Sociedad, los accionistas y los administradores, cualquiera que sea el emisor y el destinatario de los mismos, se podrán realizar por medios electrónicos y telemáticos, salvo en los casos expresamente exceptuados por la ley y respetando, en todo caso, las garantías de seguridad y los derechos de los accionistas, a cuyo fin el Consejo de Administración podrá establecer los mecanismos técnicos y procedimientos oportunos, a los que dará publicidad a través de la página web.

Artículo 47.- Los presentes Estatutos sólo podrán modificarse en Junta general, en los términos legal y estatutariamente previstos.

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BYLAWS

OF

BANCO SANTANDER

CENTRAL HISPANO, S.A.

A Corporation Founded in 1857

S A N T A N D E R

Title I
NAME, REGISTERED OFFICE AND DURATION
OF THE COMPANY

Article 1.- The Company is named “BANCO SANTANDER CENTRAL HISPANO, S.A.”

This Company was founded in the city for which it was named, by means of a public instrument executed on March 3, 1856 before Notary Public José Dou Martínez; such public instrument was ratified and partially amended by another one dated March 21, 1857 and executed before Notary Public José María Olarán, of the above-mentioned capital city. The Company commenced operations on August 20, 1857.

As a result of the enactment of the Decree-Law dated March 19, 1874, whereby the circulation of a single paper currency was established in Spain, the privilege of issuing paper money which the Bank had and which it had exercised from the date it commenced operations expired. Thus, the Bank became a Credit Company [“Sociedad Anónima de Crédito”] pursuant to the provisions of the Law dated October 19, 1869. Such Credit Company took over the Assets and Liabilities of what had been, until that time, an issuing Bank. All of the foregoing was formalized by public instrument executed on January 14, 1875 before Notary Public Ignacio Pérez, of the City of Santander, which public instrument was recorded with the Commercial Registry of the Trade Promotion Section of the Government of the Province of Santander.

Since the last-mentioned date, the Bank has carried on its business activities without interruption by means of various amendments to its Bylaws, each of which were recorded with the Commercial Registry of Santander. Especially noteworthy is the merger of the Bank with Banco Central Hispanoamericano, S.A., which was approved by resolution of the shareholders at the General Shareholders’ Meetings of both entities on March 6, 1999. Since the above-mentioned date, the Bank has been governed by these Bylaws, the Companies Law [“Ley de Sociedades Anónimas”], and such other related or supplemental legal provisions as may be applicable at any time.

Article 2.- The registered office of the Bank is located in the city of Santander, Paseo de Pereda, numbers 9-12, and may be changed within the same city by simple resolution of the Board of Directors.

Article 3.- The duration of the Company is indefinite.

Title II
SHARE CAPITAL

Article 4.- The share capital is 3,127,148,289.50 euros, represented by 6,254,296,579 shares having a nominal value of fifty euro cents each, all of which belong to the same class and series and are issued and fully paid up.

Under the provisions of the Companies Law, and with the exception of such cases as are therein contemplated, shareholders shall have at least the following rights:

a) The right to share in the distribution of corporate earnings and in the net assets resulting from liquidation.

b) The pre-emptive right to subscribe to the issuance of new shares or debentures convertible into shares.

c) The right to attend and vote at the General Shareholders’ Meetings and to challenge corporate resolutions.

d) The right to receive information.

In such manner as is set forth in legal and administrative provisions, the Company shall not acknowledge the exercise of voting rights arising from interests in Company held by persons who acquire shares thereof in violation of mandatory legal rules of any type or rank. Likewise, the Company shall make public, in such manner as determined by the above-mentioned regulations, the interest held by the shareholders in the capital of the Company, whenever the circumstances requiring such publication arise.

Any non-voting shares which may be issued shall also be regulated, specifically governed by the provisions of Article 90 et seq. of the Companies Law.

In cases of reduction of capital, the procedure contemplated in Article 170.3 of the Companies Law may be used.

Article 5.- Unpaid subscription amounts on partially paid-up shares shall be paid as provided by resolutions adopted by the Board of Directors. For such purposes, the Board of Directors shall establish the amount of each payment, the period within which it is to be made and other details, all of which shall be published in the Official Bulletin of the Commercial Registry [“Boletín Oficial del Registro Mercantil”].

Article 6.- Without prejudice to the effects of default as set forth by law, any late payment of unpaid subscription amounts shall bear, for the benefit of the Bank, such interest as is provided by law in respect of delays, starting from the day when payment is due and without any judicial or extra-judicial demand being required. In addition, the Bank shall be entitled to bring such legal actions as may be permitted by law in these cases.

Article 7.- The shares are represented in book-entry form, which book entries are governed by Law 24/1988 of July 28, on the Securities Market, Royal Decree 116/1992 of February 14, and such other provisions as may be applicable.

Article 8.- The shares are recorded in the central book-entry registry kept by the Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (Iberclear) [the Securities Registration, Clearing and Settlement Service].

Iberclear shall advise the Bank of transactions involving the shares and the Bank will keep its own registry including the identity of the shareholders.

Article 9.- Ownership and possession of the shares may be transferred in any of the manners provided for by Law.

All transfers of shares shall be made by means of book entries.

The registration of the transfer in favor of the transferee shall have the same effect as the delivery of the securities.

The creation of limited in rem rights or any other type of lien on the shares shall be recorded in the respective account in the registry.

Registration of a pledge is equivalent to the transfer of possession of the security.

Article 10.- The person whose name appears as the holder in the entries of the registry shall be deemed the legitimate holder thereof, and therefore, such person may require the Bank to provide the services which the shares entitle them to.

In the case of co-ownership and other instances of co-ownerships of rights to the shares, as well as in the case of usufruct, pledge and attachment of shares, the provisions of the Companies Law shall apply.

The exercise of voting rights may be assigned by the shareholder to a third party in such cases and under such conditions as permitted by Law.

In the event of a gratuitous loan (comodato) of shares, the rights inherent to the status of shareholder shall belong to the lender of the shares, except for the right to attend the General Shareholders’ Meeting and voting rights, which shall belong to the borrower to whom such rights shall have been granted. The exercise of such rights by the borrower shall be governed by the provisions on proxies contained in Article 106 of the Companies Law.

Shares which are jointly owned shall be registered in the stock ledger in the name of all the co-owners.

Whenever it is so deemed necessary, the legal standing to transfer and to exercise the rights arising from the shares or the limited in rem rights or liens created thereon may be evidenced by means of a certificate issued for such purpose.

In the event of persons or Entities formally acting as shareholders under a fiduciary agreement, trust, or any other similar title, the Bank may require such persons to provide the particulars of the beneficial owners of the shares, as well as information regarding all acts entailing the transfer of such shares or the creation of liens thereon.

Article 11.- The ownership of one or more shares entails compliance with the Bylaws of the Bank and the resolutions legally adopted by the shareholders acting at the General Shareholders’ Meeting and by the Board of Directors, without prejudice to the right to bring such actions as are legally provided for the purpose of challenging such resolutions.

Title III
CORPORATE PURPOSE

Article 12.- 1. The corporate purpose consists of:

a)	The conduct of activities and operations and the provision of services of any kind which are typical of the Banking business in general and which are permitted under current law.

b)	The acquisition, possession, enjoyment and disposition of all types of securities.

2. The activities that make up the corporate purpose may be carried out totally or partially in an indirect manner, in any of the manners permitted by Law and, in particular, through the ownership of shares or the holding of interests in Companies whose purpose is identical, similar, incidental or supplemental to such activities.

Title IV
CORPORATE DECISION-MAKING BODIES

Article 13.- The corporate decision-making bodies are the shareholders acting at a General Shareholders’ Meeting and the Board of Directors, which shall have such powers as are respectively assigned thereto in these Bylaws. Such powers may be delegated in such manner and to such extent as set forth herein.

CHAPTER 1
GENERAL SHAREHOLDERS’ MEETING

Article 14.- Unless otherwise provided by Law or the Bylaws, all matters within the powers of the shareholders shall be decided by majority of the shareholders acting at a duly called General Shareholders’ Meeting, and the resolutions adopted at such General Shareholders’ Meeting shall be binding on all shareholders, including absentee and dissenting shareholders, without prejudice to the rights and remedies of any kind granted to them by Law.

Article 15.- The holders of any number of shares registered in their name in the respective stock ledger five days prior to the date on which the General Shareholders’ Meeting is to be held and who are current in the payment of capital calls shall be entitled to attend General Shareholders’ Meetings.

In the event of the division of ownership of the shares, the shares shall be represented by the shareholder having direct ownership of the shares or the bare owner thereof.

The members of the Board of Directors must attend the General Shareholders’ Meetings.

The Chair of the General Shareholders’ Meeting may authorize the attendance of any person that the Chair deems appropriate. However, the Shareholders acting at the Meeting may revoke such authorization.

Article 16.- The right to attend General Shareholders’ Meetings may be delegated to another shareholder eligible to attend in his own right.

Individual shareholders not enjoying full rights under civil law, and legal entities holding shares, may be represented by their duly authorized legal representatives. In such cases, as well as in the event a shareholder delegates his right to attend, no shareholder may have more than one representative at the General Shareholders’ Meeting.

Proxy representation conferred upon one who is legally ineligible to hold such proxy shall be null and void.

A proxy is always revocable. Attendance at the Shareholders’ Meeting, whether physically or by casting a distance vote, shall be equivalent to the revocation of such proxy, regardless of the date thereof. A proxy shall also be rendered void by any transfer of shares of which the Company becomes aware.

Notwithstanding the provisions of Article 108 of the Companies Law, proxies shall be granted pursuant to the provisions of Article 106.2 of said Law.

When a proxy is granted by remote means of communication, it shall only be deemed valid if the grant is made:

a) by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and proxy, or by other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for due confirmation of the identity of the shareholder granting the proxy and of the representative being appointed, or

b) by electronic correspondence or communication with the Company, including an electronic copy of the attendance card and the proxy; such electronic copy shall specify the representation being granted and the identity of the party represented, and shall include the digital signature or other form of identification of the shareholder being represented, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose, to ensure that this system of representation includes adequate assurances regarding authenticity and the identity of the shareholder represented.

In order to be valid, a proxy granted by any of the foregoing means of remote communication must be received by the Company before midnight of the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution approving the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting. Pursuant to the provisions of Article 24.4 below, the Board may also expand upon the foregoing provisions regarding proxies granted by remote means of communication.

The proxy may include such items not included in the agenda which may be discussed in the Shareholders’ Meeting pursuant to the Law.

Article 17.- The attendees at the General Shareholders’ Meeting shall have one vote for each share which they hold or represent.

Shares to which no voting rights attach shall have this right in the specific cases set forth in the Companies Law.

Article 18.- In order to attend the General Shareholders’ Meeting, one must obtain the corresponding registered attendance card to be issued by the Office of the Secretary of the Bank with reference to the list of shareholders having the right to attend. This list shall be prepared and definitively closed five days prior to the date indicated in the call to the General Shareholders’ Meeting.

Article 19.- The General Shareholders’ Meetings may be Ordinary or Extraordinary and must be called by the Board of Directors.

The Ordinary General Shareholders’ Meeting, which shall be previously called for such purpose, must be held within the first six months of each fiscal year in order for the shareholders to review corporate management, approve financial statements from the prior fiscal year, if appropriate, and resolve upon the allocation of profits or losses from such fiscal year, as well as to approve, if appropriate, the consolidated financial statements, without prejudice to their power to debate and decide any other matter included in the agenda.

Any General Shareholders’ Meeting not provided for in the foregoing paragraph shall be deemed an Extraordinary General Shareholders’ Meeting and shall be called by the Board of Directors. In addition to those cases in which the Board of Directors deems it advisable in the best interest of the Company, an Extraordinary General Shareholders’ Meeting shall be called by the Board of Directors when shareholders holding at least five percent of the share capital so request, and such request sets forth the matters to be addressed at the Meeting.

If the General Shareholders’ Meeting is not called within the legal time limit, it may be called, at the request of the shareholders, and upon notice thereof being given to the Directors, by a Judge of the Court of First Instance of the city where the registered office is located, who shall also designate the person who is to preside over such Meeting.

An Extraordinary General Shareholders’ Meeting shall also be called as provided above when it is so requested by shareholders holding at least five per cent of the share capital.

Article 20.- Notice of all types of Meetings shall be given by means of a public announcement in the “Official Bulletin of the Commercial Registry” and in one of the local newspapers having the largest circulation in the province where the registered office is located, at least fifteen days prior to the date set for the Meeting.

Article 21.- General Shareholders’ Meetings, both ordinary and extraordinary, shall be held at the place where the Company has its registered office on the date stated in the notice of the call to meeting, and all resolutions made therein shall be fully valid for all purposes when the minimum number of shares required by Law in each case is present.

Article 22.- The Chairman of the Board of Directors or, in his absence, the Vice Chairman serving in his stead per Article 33, and in the absence of both the Chairman and the Vice Chairman, the Director designated by the Board of Directors, shall preside over General Shareholders’ Meetings, and the General Secretary of the Company shall serve as Secretary. In the absence, incapacity, or vacancy of the Secretary, the Assistant Secretary shall serve in his stead, and in the absence of the Assistant Secretary, the Director designated by the Board of Directors.

The Chair shall declare the existence of a valid quorum for the Shareholders’ Meeting, direct debate, resolve any questions that may arise in connection with the agenda, end the debate when he deems that an issue has been sufficiently discussed, and in general, exercise all powers necessary for the proper organization and functioning of the General Shareholders’ Meeting.

Article 23.- Once the Presiding Committee is established and before taking up the Agenda, a list of attendees shall be drawn up, stating the nature or representation of each attendee and the number of their own or third party shares they represent. For purposes of a quorum, non-voting shares shall be counted only in the specific cases established in the Companies Law. At the end of the list, the number of shareholders present in person and by proxy shall be determined, indicating separately those who have voted from a distance pursuant to the provisions of Article 24, as well as the amount of capital stock they hold, specifying the capital represented by shareholders with voting rights. Thereafter, the items of the agenda shall be submitted to debate. Only such items as are included in the Agenda may be discussed and resolved upon, unless otherwise expressly provided by law.

During the Meeting, any shareholder entitled to attend the Shareholders’ Meeting may consult the list of attendees, but such request shall not require delaying or postponing the Meeting once the Chairman has called it to order, and the Chairman is not obligated to read the list or provide copies of thereof.

Article 24.- 1. Shareholders entitled to attend may cast their vote on proposals relating to items on the Agenda for any General Shareholders’ Meeting by the following means:

a) by hand-delivery or postal correspondence, sending the Company the duly signed attendance card and voting card (together with the ballot form provided by the Company, if any), or other written means that, in the judgment of the Board of Directors recorded in a resolution adopted for such purpose, allows for the due verification of the identity of the shareholder exercising his voting rights, or

b) by electronic correspondence or communication with the Company, which shall include an electronic copy of the attendance card and voting card (together with the ballot form provided by the Company, if any); such electronic copy shall include the shareholder’s digital signature or other form of identification of the shareholder, in accordance with the conditions set by the Board of Directors recorded in a resolution adopted for such purpose to ensure that this system of voting includes adequate assurances regarding the authenticity and identity of the shareholder exercising his vote.

In order to be valid, a vote cast by any of the aforementioned means must be received by the Company before midnight on the third day prior to the date the Shareholders’ Meeting is to be held on first call. In the resolution issuing the call to the Shareholders’ Meeting in question, the Board of Directors may reduce the required notice period, disseminating this information in the same manner as it disseminates the announcement of the call to meeting.

2. Shareholders casting their vote from a distance pursuant to the provisions of this Article shall be deemed present for the purposes of constituting a quorum for the Shareholders’ Meeting in question. Therefore, any proxies granted prior to the casting of such vote shall be deemed revoked and any such proxies thereafter granted shall be deemed invalid.

3. Any vote cast from a distance as set forth in this Article shall be rendered void by physical attendance at the Meeting by the shareholder who cast such vote or by a transfer of shares of which the Company becomes aware.

4. The Board of Directors may expand upon the foregoing provisions, establishing such instructions, rules, means and procedures to document the casting of votes and grant of proxies by remote means of communication as may be appropriate to the state of the technology, and conforming to any regulations issued in this regard and to the provisions of these Bylaws. Any implementing rules adopted by the Board of Directors pursuant to the provisions hereof shall be published on the Company’s website.

Furthermore, in order to prevent potential deception, the Board of Directors may take any measures required to ensure that anyone who has cast a distance vote or granted a proxy is duly empowered to do so pursuant to the provisions of these Bylaws.

5. Remote attendance at the Shareholders’ Meeting via simultaneous teleconference and the casting of a remote, electronic vote while the Shareholders’ Meeting is in session may be allowed if the Regulations for the General Shareholders’ Meeting so provides, subject to the requirements set forth therein.

In such case, the Regulations for the General Shareholders’ Meeting may confer upon the Board of Directors the power to determine when the state of the technology permits, with the adequate assurances, remote attendance at the Shareholders’ Meeting via simultaneous teleconference and the casting of a remote, electronic vote while the Shareholders’ Meeting is being held. Furthermore, the Regulations for the General Shareholders’ Meeting may give the Board of Directors the power to set regulations regarding all required procedural aspects thereof, including, among other issues, how early a shareholder must connect in order to be deemed present, the procedure and rules applicable for shareholders attending remotely to exercise their rights, the identification that may be required of remote attendees and their impact on how the list of attendees is compiled; such regulations shall maintain due regard for the law, the Bylaws and the Regulations for the General Shareholders’ Meeting.

Article 25.- All resolutions made at the General Shareholders’ Meetings shall be valid and, of course, executive and binding upon all shareholders from the date of the approval of the minutes in which such resolutions are recorded, which approval shall be given in such manner as required by current legislation. All of the foregoing shall be without prejudice to the rights and remedies which may accrue to the persons having legal standing to challenge any such resolutions under applicable law.

Voting shall be public, and all resolutions shall be adopted by a majority of capital having the right to vote whose holders are present at the Meeting in person or by proxy, unless otherwise provided by law or these Bylaws.

Article 26.- The shareholders shall be entitled to information as provided by law. The Directors shall be required to provide such information as requested by the shareholders in the form and by the deadlines provided by law, except in cases in which this would be legally inappropriate and particularly when, in the judgment of the Chairman, publication of this information would be prejudicial to the Company’s interests. This last exception shall not apply when such request is supported by shareholders who represent at least one-fourth of the Company’s share capital.

In the case of the ordinary General Shareholders’ Meeting and such other cases as established by law, the notice of the call to meeting shall indicate appropriate information with respect to the right to examine the documents to be submitted for the approval of the shareholders acting at the Meeting and any reports required by law at the Bank’s registered office, and to obtain them immediately and free of charge.

Article 27.- The minutes of the Meeting may be approved by the shareholders themselves at the end of the Meeting or, absent such approval, by the Chairman and two Inspectors, one representing the majority and the other, the minority, within a period of fifteen days thereafter.

Once the minutes have been approved, they shall be entered in the corresponding book and shall be signed by the Secretary to the Meeting, with the approval being set forth therein by the person acting as Chairman.

The Board of Directors may require the presence of a Notary to draw up the minutes of the Meeting and shall be required to do so whenever, upon five days’ notice prior to the date when the Meeting is to be held, it is so requested by shareholders representing at least one per cent of the share capital. In both cases, the notarial certificate shall serve as the minutes of the Meeting.

The Secretary, and if applicable, the Assistant Secretary, with the approval of the Chairman, or if applicable, of the Vice Chairman, shall have the power to issue certifications of the minutes and resolutions of the Meetings.

Article 28.- The shareholders acting at the General Shareholders’ Meeting may adopt all kinds of resolutions relating to the Company, with the following powers being specifically reserved to them:

I.	Approval of Regulations for the General Shareholders’ Meeting that, subject to the provisions of Law and the Bylaws, shall govern the call, organization, information about, attendance at and holding of the General Shareholders’ Meeting, as well as the exercise of voting rights on the occasion of the call and holding of such Meetings.

II.	Appointment and removal of Members of the Board of Directors, as well as ratification or revocation of interim appointments of such Directors by the Board itself, and examination and approval of their performance.

III.	Appointment of the Auditors.

IV.	Approval, if appropriate, of the annual financial statements and resolutions on the allocation of earnings, as well as approval, also if appropriate, of the consolidated annual financial statements.

V.	Resolutions on the issuance of debentures, any capital increase or decrease, the transformation, merger, split-off or dissolution of the Company and, in general, any amendment to the Bylaws.

VI.	Authorizing the Board of Directors to increase the capital stock, pursuant to the provisions of Article 153.1.b of the Companies Law.

VII.	Conferral upon the Board of Directors of such powers as they deem advisable for unforeseen events .

VIII.	Deciding upon matters submitted to the shareholders at the General Shareholders’ Meeting by resolution of the Board of Directors.

IX.	Deciding on the application of consistent compensation systems for the delivery of shares or rights thereto, as well as any other compensation system referencing the value of the shares, regardless of who the beneficiary of such compensation systems may be.

X.	Deciding, if appropriate, on all matters not specifically set forth in the Bylaws that are not within the exclusive competence of the Board of Directors.

CHAPTER 2
BOARD OF DIRECTORS

Article 29.- The Board of Directors is responsible for the management, administration and representation of the Company in all activities included in the corporate purpose, and has the powers conferred upon it by Law and these Bylaws.

Article 30.- The Board of Directors shall be composed of a minimum or fourteen Directors and a maximum of thirty, to be appointed by the shareholders at the General Shareholders’ Meeting.

One-third of the positions on the Board shall be renewed annually, for which purpose the length of service on such positions, on the basis of the date and order of the respective appointment, shall be observed. In other words, a Director shall be in office for three years. Directors who cease to hold office may be re-elected.

All vacancies on the Board of Directors which occur for whatever reason during the period of time for which the Directors were appointed may be filled by shareholders on an interim basis, upon resolution made by the Board of Directors, until the shareholders acting at the next General Shareholders’ confirm or revoke such appointment. In the first-mentioned case, the Director so designated shall cease to hold office on the date on which his predecessor would have done so.

Article 31.- Subject to such limitations as may be established by law, any person is eligible to hold office as a Director of the Company, without the need that such person be a shareholder.

A Director holding office as such may hold any other position or perform any other duties in the Company.

Article 32.- 1. The Directors shall be liable to the Company, to the shareholders, and to the Company’s creditors for any damages they may cause by acts or omissions contrary to Law or to the Bylaws or by any acts or omissions contrary to the duties inherent in the exercise of their office.

2. All the members of the Board of Directors who carried out such act or adopted the prejudicial resolution shall be jointly and severally liable, except for those members who can prove that, not having participated in the adoption and execution of such act or resolution, they were unaware of its existence, or, if aware of it, did all that was appropriate to avoid the damage caused, or at least expressly opposed it.

3. Under no circumstance shall the fact that the prejudicial act or resolution was approved, authorized or ratified by the shareholders at the General Shareholders’ Meeting be considered grounds for a release from liability.

Article 33.- The Board of Directors shall appoint from among its members a Chairman and also one or more Vice Chairmen; any such Vice Chairmen shall be consecutively numbered. The Chairman and the Vice Chairman or Vice Chairmen shall be appointed to hold office for an indefinite period. The appointment of the Chairman shall require the favorable vote of two-thirds of the Directors.

In the absence of a Chairman and Vice Chairmen, the duties of the Chairman shall be performed by the corresponding Director in numerical sequence, upon resolution made by the Board of Directors.

Article 34.- The Chairman of the Board of Directors shall be considered as the highest executive in the Company, and shall be vested with such powers as are required to hold office in such capacity. Among other powers and duties set forth in these Bylaws, the Chairman of the Board of Directors shall have the following:

ONE:	To ensure that the Bylaws are fully complied with and that the resolutions adopted at the General Shareholders’ Meeting and by the Board of Directors are duly carried out.

TWO:	To be responsible for the overall control of the Bank and all services thereof.

THREE:	To hold discussions with the Managing Director and the General Managers in order to inform himself of the progress of the business.

Article 35.- The Board of Directors shall meet whenever the Chairman so decides, either on his own initiative or at the request of a minimum of three Directors.

Meetings of the Board of Directors may be attended by any person invited by the Chairman.

Article 36.- Meetings of the Board of Directors shall be called by the Secretary, or if applicable, by the Assistant Secretary, in compliance with the instructions received from the Chairman.

The Board of Directors shall hold its meetings at the place indicated in the call to meeting. On an exceptional basis, if no Director is opposed, the Board Meeting may be held in several rooms or at several sites connected by videoconferencing or teleconferencing. All Directors present or represented who participate in the videoconference or teleconference shall be deemed to have attended the Meeting. The Board may also act without a meeting, in writing, provided no Director is opposed to doing so.

In order for there to be a valid quorum of the Board of Directors, more than half the Directors must be present or represented. To this end, the Directors may grant a proxy for each meeting, in writing, to any other Director to represent them therein for all purposes, and one Director may hold several proxies.

Resolutions shall be adopted by the absolute majority of Directors present at the Meeting, unless the law or these Bylaws require a supermajority. The Regulations of the Board of Directors may require a majority greater than the majority required by law or these Bylaws for certain matters. The Chairman shall have the tie-breaking vote.

Regardless of the provisions herein contained regarding the Executive Committee, the Board of Directors may delegate powers to one or more of its members, whom the Board of Directors may or may not call Managing Directors or in any other manner that it deems appropriate, subject to the requirements and except for the limitations established by Law.

All resolutions adopted by the Board of Directors shall be recorded in minutes contained in a special book, authorized under the signature of the Chairman and the Secretary. The Secretary, or in his absence, the Assistant Secretary, shall issue, with the approval of the Chairman or, if applicable, of the Vice Chairman, all certificates to be issued with respect to such book.

The duties of Secretary shall be performed by the General Secretary of the Company, who may be replaced by the Assistant Secretary, and who need not be Directors to perform such duties. Where applicable, they shall be replaced by such Director as the Board may appoint from among those in attendance at the corresponding meeting. The Board of Directors may also decide that any employee of the Company serve as a substitute on an interim basis.

Any and all of the Chairman, the Vice Chairman or Vice Chairmen, the Managing Director(s) and the Secretary of such collective decision-making bodies shall be permanently authorized, on a joint and several basis, to record as public instruments the resolutions adopted by the Board of Directors, the Executive Committee or any other committee that may be created, the foregoing being without prejudice to the express authorization prescribed in Article 108 of the Regulations of the Commercial Registry.

Article 37.- With the exception of such powers as are granted by these Bylaws to the shareholders acting at the General Shareholders’ Meeting, the Board of Directors has the broadest powers with regard to the management, administration and representation of the Company. Consequently, it may adopt resolutions of any kind and carry out and enter into whatever acts and contracts it deems appropriate in order to accomplish the corporate purpose, subject always to the provisions of applicable law.

Furthermore, the Board of Directors shall have the following specific powers:

I.	To prepare and, if applicable, approve and modify such regulations as are required for the application of these Bylaws and the internal governance of the Bank, except for those which fall within the powers of the shareholders at the General Shareholders’ Meeting as provided by Law or these Bylaws. Specifically, the Board of Directors shall be responsible for approving its own Regulations, which may include, where applicable, the basic rules for the organization and operation thereof, as well as the rules of conduct of its members. The Board of Directors may, if it deems it appropriate, specify rules concerning withdrawal from office due to age reasons, incompatibilities additional to those prescribed by law, duties of Directors or any other issues that the Board deems fit.

II.	To decide on all proposals to be made for tendering debt, collections and for taking over companies.

III.	To freely resolve upon the investment of the Bank's own funds in such manner as the Board deems appropriate.

IV.	To issue resolutions regarding the establishment, termination or transfer of Branches, Agencies, Services, Delegations and Representative Offices of the Bank, both within the country and abroad.

V.	To establish the general and special conditions applicable to discounts, loans, deposits, guarantees and bonds and transactions of any kind whatsoever, pursuant to the applicable legal provisions.

VI.	To decide on the granting of loans and the opening and closing of checking accounts, as well as the acceptance and return of every type of guarantee.

VII.	To direct the subscription, acquisition, purchase, exchange, pledge and sale of public securities, shares, debentures, bonds and warrants.

VIII.	To acquire, dispose of, lease as lessor or lessee, in any manner permitted by Law, personal and real property of any kind whatsoever.

IX.	To construct buildings and premises for the Bank, make declarations regarding new constructions, group together and divide real property, and exercise the rights of first refusal and redemption.

X.	To constitute, modify, accept and cancel in personam and in rem rights without any limitation whatsoever, including the right to create mortgages and distribute liabilities among the mortgaged property.

XI.	To make resolutions, under such conditions as set forth by Law, on payments on account of dividends in respect of earnings actually obtained, subject to the resolution regarding the declaration and payment of such dividends to be made in due course at the General Shareholders’ Meeting.

XII.	To prepare the annual Financial Statements, the management report and the proposed allocation of profits or losses, and, if applicable, the consolidated financial statements and management report, and to submit a proposal to the shareholders at the General Shareholders’ Meeting regarding the appointment of the Auditors.

XIII.	To resolve upon the call of ordinary and extraordinary General Shareholders’ Meetings.

XIV.	To set management fees.

XV.	To accept the resignation of the Directors, subject to the duty to report thereon to the shareholders at the General Shareholders’ Meeting and subject also to the definitive resolutions that the shareholders may adopt regarding the acceptance of the resignation and the coverage, should such be the case, of the vacancy that has occurred, which may be filled, on an interim basis, by such person as may be appointed by the Board of Directors itself.

XVI.	To incorporate civil and commercial companies, partnerships and corporations of any kind.

XVII.	To grant interests in or options on financial or commercial transactions, be they already under way or to be made in the future, without limitations as to time.

XVIII.	To appoint and remove, without distinction as to rank and without any exception whatsoever, all officers and employees of the Bank, and to establish their respective sphere of competence, powers, duties, salaries and bonuses. Consequently, the Board may, under this authority, appoint one or more General Managers, as well as the General Secretary and the Assistant Secretary of the Company.

XIX.	To appoint those persons whom the Board shall direct to appear before Courts of Law in order to make depositions in all civil, labor, administrative and administrative litigation proceedings or before any other kind of authority.

XX.	To grant powers of attorney to Lawyers or other persons in order that they may appear on the Bank’s behalf before any domestic or foreign authority, Courts and Tribunals of all kinds – including those having special jurisdiction of any kind whatsoever –, corporations governed by public law, companies and individuals, by filing legal actions, defenses, claims and appeals of any kind that the Bank may avail itself of and by representing the latter in any and all actions, lawsuits or proceedings in which the Bank may have an interest, with the attorneys so appointed having the authority to make waivers, settlements and admissions to claims, and to receive such amounts as are determined by final and conclusive judgments or in the course of the execution thereof, as well as to ratify any and all written documents, even if it should be necessary to do so personally.

XXI.	In order to deal with the matters within its competence more efficiently and rapidly, the Board of Directors may create an Executive Committee and establish the powers, obligations and functions that such Executive Committee shall have. The Chairman of the Board of Directors must necessarily be one of the members of such Executive Committee, which he shall preside over. The other members of the Committee shall be elected or chosen by the Board of Directors from among its members.

In addition, the Board of Directors may create other Committees of a technical nature, providing for their powers, obligations and operation.

XXII.	To delegate, pursuant to the provisions of Article 36, all or any of its powers that by their nature may be delegated to the Executive Committee, if such Committee exists, or to one or more Managing Directors.

Regardless of such delegations, the Board of Directors may grant such powers as it may deem advisable, to be exercised jointly or individually, to other Directors, shareholders, Bank employees, and even to third parties, recording such powers in the pertinent public instruments.

XXIII.	To enter into settlements with regard to property and rights, as well as submit any issues or disputes that may affect the Company to the decision of arbitrators or amiable compositeurs.

XXIV.	To resolve any questions regarding the interpretation of these Bylaws and to correct any omissions.

The list of powers included in this article is not restrictive, for the powers of the Board of Directors shall include all those which are not specifically reserved by Law or these Bylaws to the shareholders acting at the General Shareholders’ Meeting.

Article 38.- The Board of Directors, and, if applicable, the Executive Committee and the General Management of the Bank, shall receive, in consideration for the performance of their duties and as a joint share in the income for each fiscal year, an amount equal to five percent thereof, provided, however, that the Board may resolve that such percentage be reduced in those years in which it so deems it justified. In addition, the Board of Directors shall distribute the resulting payment among the recipients in such manner and amount as may be resolved annually with respect to each of them.

In order to determine the specific amount corresponding to such share, the percentage decided upon shall be applied to the earnings for the fiscal year.

In any event, in order for this share of the Board of Directors to be deducted, all priorities established by current legislation must be satisfied.

Regardless of the foregoing, the members of the Board of Directors and the Executive Committee shall be entitled to collect attendance fees, as well as such compensation as may be applicable to the performance of their duties within the Company other than those of a Director.

Following a resolution adopted by the shareholders at the General Shareholders’ Meeting in such manner as provided by law, the Directors may also receive compensation in the form of shares or options thereon, or by any other compensation system which references share value.

Article 39.- An Executive Committee, composed of a minimum of five members and a maximum of twelve, all of them belonging to the Board of Directors, shall exercise the powers delegated to it by the latter, without prejudice to the supervisory and corporate management control functions of the Board of Directors. The Executive Committee may, in turn, delegate such powers as may be necessary for such purpose.

The Executive Committee shall meet whenever called by its Chairman or the Vice Chairman acting in his place, and any person from inside or outside the Company may attend its meetings in order to be heard by the Executive Committee when such person is called by resolution of the Committee itself or its Chairman for such purposes as may be determined in relation to any particular issue.

The Secretary shall be designated by the Board of Directors, and may or may not be a Director. The Board shall also decide on the person who shall replace the Secretary in the event of absence, sickness or inability thereof for as long as such circumstances prevail.

The Executive Committee shall be considered duly established upon the presence, in person or by proxy, of at least one-half of its members. The Executive Committee shall adopt its resolutions by the majority vote of the members present in person or by proxy, and the Chairman shall have the tie-breaking vote. The members of the Committee may grant a proxy to another member; however, no member may represent more than two persons, in addition to himself.

The resolutions of the Committee shall be recorded in a minute book, and each resolution shall be signed by the Chairman and the Secretary, or if applicable, by such persons as may have acted in such capacity at the relevant meeting, pursuant to the provisions of these Bylaws.

Article 40.- An Audit and Compliance Committee shall be established within the Board of Directors. Such Audit and Compliance Committee shall be composed of a minimum of four Directors and a maximum of seven, who shall be appointed by the Board of Directors. The majority of the members of the Audit and Compliance Committee shall be non-executive Directors, such being understood to be those directors who do not hold management responsibilities within the Company or the Group and whose activity is confined to the supervisory and collective decision-making functions which are inherent in the position of Director.

The Chairman of the Audit and Compliance Committee shall be elected by the Board of Directors from among the non-executive Directors mentioned in the preceding paragraph and shall be replaced every four years. The Chairman may be re-elected after one year has elapsed since he ceased to hold office. The Audit and Compliance Committee shall also have a Secretary, which office shall be held by the General Secretary of the Company, who, if not a Director, may participate but not vote at meetings of the Audit and Compliance Committee.

The Audit and Compliance Committee shall have at least the following powers and duties:

I.	To report, through its Chairman and/or Secretary, to the shareholders at the General Shareholders’ Meeting on issues raised therein by the shareholders regarding matters within their powers.

II.	To propose to the Board of Directors, for submission to the shareholders at the General Shareholders’ Meeting, the designation of the Auditor referred to in Article 204 of the Companies Law.

III.	To supervise the internal audit services.

IV.	To be aware of the financial reporting procedure and the internal control systems.

V.	To maintain a relationship with the Auditor in order to receive information on any issues that might risk the independence thereof and any other issues relating to the development of the audit procedure, and maintain with the Auditor all other communications contemplated in the legislation governing audits and in technical audit standards.

The Audit and Compliance Committee shall meet as many times as it is called by resolution of the Committee itself or its Chairman and at least four times per year. Any member of the Company’s management team or personnel required to do so must attend meetings of the Committee and offer their cooperation and access to all information in their possession. The Auditor may also be required to attend such meetings. One of the meetings of the Audit and Compliance Committee must be devoted to assessing the efficiency of, and compliance by the Company with, the rules and procedures of governance, and to preparing the information to be approved by the Board of Directors and to be included as part of the annual public documents.

A quorum for the Audit and Compliance Committee shall be validly established upon the presence, in person or by proxy, of at least one-half of its members, and shall adopt its resolutions by the majority vote of those present in person or by proxy. The Chairman shall have the tie-breaking vote. Members of the Committee may grant a proxy to another member, but no member may represent more than two persons, in addition to himself. The resolutions of the Audit and Compliance Committee shall be recorded in a minute book, and each resolution shall be signed by the Chairman and the Secretary.

Acting through its Chairman, the Audit and Compliance Committee shall report to the Board of Directors at least twice a year.

The Audit and Compliance Committee may also seek external advice.

The Board of Directors shall have the power to develop, enlarge upon and complete the regulations governing the composition, operation and scope of action of the Audit and Compliance Committee with respect to all matters not specifically provided for in these Bylaws, with due observance of the provisions hereof and the Law.

Title V
FISCAL YEAR AND ANNUAL FINANCIAL STATEMENTS

Article 41.- The Company’s fiscal year shall coincide with the calendar year, commencing on the first of January and ending on the thirty-first of December.

Within a maximum period of three months from the closing date of each fiscal year, the Board of Directors shall prepare the annual financial statements, which shall include the Balance Sheet, the Profit and Loss Statement and the Annual Report, as well as the management report and proposed allocation of profits or losses, and, if applicable, the consolidated financial statements and management report.

These documents shall be submitted to the Auditors for review.

Title VI
EARNINGS AND ALLOCATION THEREOF

Article 42.- The earnings for the year shall be primarily allocated to covering general expenses, repayments of all kinds, reasonable write-downs of doubtful receivables, interest, and any other items which involve a reduction in corporate assets.

Once the allocations referred to in the preceding paragraph have been carried out and the required amount has been deducted to pay all applicable taxes, the remaining amount shall constitute the earnings for the fiscal year, which shall be distributed as follows:

1)	The sum needed to furnish the compulsory Reserves with the legally-required amounts.

2)	The amount which the Board considers appropriate to assign to Voluntary Reserves and Pension Funds.

3)	After setting aside the amount which should be carried forward, if the Board considers it advisable to do so, the remaining amount will be distributed among the shareholders subject to the limitations established by Law. With respect to shares without voting rights, the compensation system provided for in the Companies Law shall apply, and they shall receive a minimum annual dividend equal to five (5) percent of paid-up capital for each of such shares.

Article 43.- The shareholders acting at the General Shareholders’ Meeting shall make resolutions regarding the amount, time and form of payment of the dividends, which shall be distributed among the shareholders in proportion to their paid-up capital.

The shareholders at the General Shareholders’ Meeting and the Board of Directors may make resolutions as to the distribution of dividends on account, subject to such limitations and in compliance with such requirements as are established by Law.

Title VII
DISSOLUTION AND LIQUIDATION OF THE BANK

Article 44.- The Company shall be dissolved in such circumstances and subject to such requirements as are set forth in the current Companies Law and related and supplemental legal provisions. Once the Company has been dissolved and except in the event of merger, total split-off or any other kind of general assignment of Assets and Liabilities, the rules of liquidation established by the Companies Law and other applicable legal provisions shall be observed.

     Title VIII
GENERAL PROVISIONS

Article 45.- The shareholders, as well as the Company, hereby waive the jurisdiction otherwise applicable to them and expressly and irrevocably subject themselves to the jurisdiction of the courts sitting in the place of the registered office of the Bank.

Article 46.- Without prejudice to the provisions of these Bylaws with respect to voting by proxy, distance voting, and attendance at Shareholders’ Meetings via teleconference, any required or voluntary communications and information among the Company, its shareholders, and its Directors, regardless of the party issuing or receiving them, may be effected by electronic or data-transmission means, except in the cases expressly excluded by law and respecting at all times the guarantees of security and the rights of shareholders, to which end the Board of Directors may establish appropriate technical mechanisms and procedures, which it shall publish on the Company’s website.

Article 47.- These Bylaws may only be amended at the General Shareholders’ Meeting pursuant to such provisions as are established by law and these Bylaws.

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SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: December 1, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President